Exhibit 5.2

August 2, 2012

Tsakos Energy Navigation Limited

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

RE:	Tsakos Energy Navigation Limited—Registration Statement on Form S-8

Ladies and Gentlemen:

We are acting as special U.S. counsel to Tsakos Energy Navigation Limited, a company organized under the laws of Bermuda (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”) of a Registration Statement on Form S-8 (the “Registration Statement”) relating to the registration of (i) 134,950 Common Shares, par value $1.00 per share, of the Company (“Common Shares”), which may be issued pursuant to awards granted under the Company’s 2004 Incentive Plan and 1,000,000 Common Shares (together with the 134,950 Common Shares issuable under the Company’s 2004 Incentive Plan, the “Shares”) which may be issued pursuant to awards granted under the Company’s 2012 Incentive Plan and (ii) preferred share purchase rights (the “Rights”), attached to each Share.

In connection with this opinion letter, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the (i) Registration Statement, (ii) the Rights Agreement, dated as of September 29, 2005, between the Company and The Bank of New York, as Rights Agent (the “Rights Agreement”), (iii) the relevant resolutions of the Board of Directors of the Company and (iv) such other documents and records as we have deemed necessary.

With your permission, for the purposes of the opinions expressed herein, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of the documents submitted to us as originals, the conformity with the originals of all documents submitted to us as certified, facsimile or photostatic copies and the authenticity of the originals of all documents submitted to us as copies. We have assumed that the Company has the requisite legal power and authority under Bermuda law to execute and deliver the Rights Agreement and perform its obligations thereunder. We have further assumed that, under the laws of Bermuda, (i) the Rights Agreement has been duly authorized, validly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms and (ii) the Rights constitute valid and binding obligations of the Company. We have also assumed that the members of the Company’s Board of Directors acted in a manner consistent with their fiduciary duties under applicable law when approving the Rights Agreement.

We have also assumed for purposes of our opinion that (i) the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent, (ii) the Rights Agent has the requisite organizational and legal power and authority to perform its obligations under the Rights Agreement and (iii) the Rights Agreement constitutes a valid and binding agreement of the Rights Agent, enforceable against the Rights Agent in accordance with its terms.

Based upon the foregoing, we are of the opinion that:

To the extent governed by the laws of the State of New York, the Rights Agreement has been executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms and the Rights constitute valid and binding obligations of the Company entitled to the benefits of the Rights Agreement and enforceable against the Company in accordance with their terms.

The opinions expressed above are subject to the following limitations and qualifications:

1.	We express no opinion as to the laws of any jurisdiction other than the laws of the State of New York, as currently in effect, that in our experience are applicable to transactions of the type contemplated by the Registration Statement and the Rights Agreement. In particular (and without limiting the generality of the foregoing) we express no opinion concerning the laws of any country or subdivision thereof (other than the laws of the State of New York) or as to the effect of such laws (whether limiting, prohibitive or otherwise) on any of the rights or obligations of the Company, the holders of the Rights, or any other party to or beneficiary of the Rights Agreement or the Rights.

2.	The enforceability of the Rights Agreement and the Rights is subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles, whether such enforceability is considered in a proceeding at law or in equity.

3.	We express no opinion as to (i) whether a United States Federal court would accept jurisdiction in any dispute, action, suit or proceeding arising out of or relating to the Rights, the Rights Agreement or the transactions contemplated thereby, or (ii) any provision in the Rights Agreement relating to judgments in other currencies.

4.	This opinion letter does not address the determination a court of competent jurisdiction may make regarding whether the Company’s Board of Directors would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time.

5.	This opinion addresses the Rights and the Rights Agreement in their entirety, and it is not settled whether the invalidity of any particular provision of a Rights Agreement or of Rights issued thereunder would result in invalidating such Rights in their entirety.

We hereby consent to the use of this opinion as Exhibit 5.2 to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus included in the Registration Statement. In giving such consent, we do not hereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission thereunder.

Very truly yours,

/s/ Morgan, Lewis & Bockius LLP